

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Kosta N. Kartsotis
Chief Executive Officer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, TX 75080

> **Re: Fossil Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 7, 2021**
> **File No. 333-259352**

Dear Mr. Kartsotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 7, 2021

Cover page

1.   Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in your securities under these circumstances. For additional guidance, please see the Division of Corporation Finance's February 8, 2021 guidance "Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility."

2.   Please add, for comparison purposes, disclosure of the market price of your common stock prior to the recent market price volatility in your stock.

3.   Please describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the

recent change in your stock price. If no such change to your financial condition or results of operations exist, disclose that fact.

Risk Factors, page 1

4. Please include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

5. Please include a risk factor addressing the effects of a potential "short squeeze" due to a sudden increase in demand for your stock. Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during this time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Garrett DeVries, Esq.